THE GOLDFIELD CORPORATION

102nd Annual Report • 2007

Table of Contents

Selected Financial Data.

The following table sets forth summary consolidated financial information of the Company for each of the years in the five-year period ended December 31, 2007:

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands except per share and share amounts)				
Continuing operations:					
Revenue					
Electrical construction	$ 26,762	$ 36,410	$ 28,781	$ 28,823	$ 26,475
Real estate development	537[1]	11,086	10,563	3,865	6,513
Total revenues	$ 27,299	$ 47,496	$ 39,344	$ 32,688	$ 32,988
Income (loss) from continuing operations					
Electrical construction	456	4,675	3,237	807	1,737
Real estate development	(1,352)[2]	2,752	3,333	823	1,128
Corporate	(2,602)	(2,933)	(2,610)	(2,000)	(1,986)
Income (loss) before taxes from continuing operations	(3,498)	4,494	3,960	(370)	879
Income tax expense (benefit)	(1,196)	1,740	1,582	(80)	379
Net income (loss) from continuing operations available to common stockholders	(2,302)	2,754	2,378	(290)	500
Discontinued operations:					
Income (loss) from operations, net of tax	(19)[3]	242[3]	(56)[3]	(98)[3]	(134)[3]
Net income (loss)	$ (2,321)	$ 2,996	$ 2,322	$ (388)	$ 366
Earnings (loss) per share—basic and diluted:					
Continuing operations	$ (0.09)	$ 0.11	$ 0.09	$ (0.01)	$ 0.02
Discontinued operations	—	0.01	—	—	(0.01)
Net income (loss)	$ (0.09)	$ 0.12	$ 0.09	$ (0.01)	$ 0.01
Weighted average shares outstanding:					
Basic	25,451,354	25,564,550	25,642,528	26,250,350	26,483,912
Diluted	25,451,354	25,564,550	25,677,518	26,250,350	26,637,504
Balance sheet data:					
Total assets	$ 32,867	$ 41,904	$ 33,481	$ 23,705	$ 24,094
Long term debt and capital lease obligations, including current portion	4,021	2,588	1,784	2,383	—
Shareholders' equity	22,025	24,346	21,483	19,357	19,975
Working capital	13,774	16,316	12,488	9,489	10,565

The total of the above categories may differ from the sum of the components due to rounding.

(1) Reflects the reversal of $7.2 million of revenues due to buyer defaults on contracts to purchase condominium units, which was partially offset by revenues received in the fourth quarter upon the sale of six Pineapple House condominium units.

(2) Reflects the reversal of the cost of sales relating to the condominium units underlying the purchase contracts subject to buyer defaults, partially offset by cost of sales recognized in the fourth quarter upon the sale of six Pineapple House condominium units. Also reflects the adjustment of the Pineapple House inventory to estimated fair value in the third quarter of 2007, as discussed in note 3 to the consolidated financial statements.

(3) In each of the five years, the Company recognized a provision for remediation as described in note 6 to the consolidated financial statements.

TO OUR SHAREHOLDERS

A slowdown in electrical construction in the southeast, coupled with an historic weakness in Florida real estate, made a difficult environment for Goldfield in 2007 – resulting in a significant decline in operating results. We had revenues of $27.3 million and an operating loss of $3.2 million, compared to revenues of $47.5 million and operating income of $4.3 million in 2006. Our net loss for 2007 was $2.3 million ($0.09 per share) versus net income of $3.0 million ($0.12 per share) in 2006.

Our electrical construction segment in 2007 had revenues of $26.8 million and operating income of $688,000, compared to revenues of $36.4 million and operating income of $4.7 million in the prior year. These decreases were primarily due to the electrical construction slowdown, as well as unanticipated costs associated with customer initiated delays arising during the course of certain projects.

Our real estate development segment had revenues of $537,000 and an operating loss of $1.2 million. For 2006, revenues and operating income from this segment were $11.1 million and $2.6 million, respectively. These decreases were due to the reversal in 2007 of $7.2 million of previously recognized revenues (and the related income) as a result of customer defaults on contracts to purchase condominium units, as well as a re-valuation of our unsold units. This was partially offset by the sale of six units in the last quarter of 2007.

We are encouraged by increased activity in our electrical construction operations in the beginning of 2008. We began the year with a backlog of $5.9 million (all of which is scheduled for completion in 2008) and through March received additional contracts totaling $12.0 million ($5.5 million of which is scheduled for completion in 2008). In addition, work commenced in the fourth quarter on a multi-year project involving the upgrading of 46.2 miles of transmission lines to support load growth in central Florida. Our optimism must be tempered, however, by a generally lower level of demand for electrical construction services in the southeast and by heightened competition for available projects.

We plan to expand the geographic base of our electrical construction operation to include the western parts of the United States. We have already been prequalified by certain utilities in that area. We cannot at this point predict the timing and extent of this expansion.

The depth of the current real estate depression in Florida is unprecedented in recent history. However, unlike many other developers, our exposure is quite manageable. Our only current project (the first phase of Pineapple House) has been completed and, given market conditions, has been very well received. Approximately half the units have been sold, and many are occupied. Our continuing expenses on this project will not be unduly burdensome.

We clearly have our work cut out for us in 2008. But our sound financial condition – and the well-earned reputation of both our electrical construction and real estate development operations – position us well to take advantage of the opportunities and challenges ahead.

We appreciate your continued support.



John H. Sottile
Chairman of the Board
April 24, 2008

Common Stock Information

The Common Stock of the Company is traded on The American Stock Exchange under the symbol GV. The following table shows the reported high and low sales price at which the Common Stock of the Company was traded in 2007 and 2006:

	2007		2006	
	High	Low	High	Low
First Quarter	$1.30	$0.95	$1.29	$0.80
Second Quarter	1.24	0.87	2.84	1.16
Third Quarter	0.98	0.57	1.90	1.03
Fourth Quarter	0.89	0.61	1.24	0.89

As of February 24, 2008, there were 9,776 holders of our Common Stock.

Stock Performance Graph

The following graph compares the cumulative total return on the Company's Common Stock for the five fiscal years beginning December 31, 2002 and ending December 31, 2007, with the Russell 2000 Index ('Russell Index") and the blend of two Dow Jones Construction Indexes[1] ("DJ Construction Composite") over the same period (assuming the investment of $100 in the Company's Common Stock, the Russell Index and the DJ Construction Composite on December 31, 2002.) Data for the Russell Index and the DJ Construction Composite assume reinvestment of dividends. The Company has not paid cash dividends on its Common Stock since 1933, and it is not expected that the Company will pay any cash dividends on its Common Stock in the immediate future. The historical stock performance reflected in the graph is not necessarily indicative of future stock performance.


CUMULATIVE TOTAL RETURN
$600
$500
$400
$300
$200
$100
$0
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Goldfield
Russell Index
DJ Home Construction
DJ Heavy Construction

Based upon an investment of $100 on December 31, 2002:

	2002	2003	2004	2005	2006	2007
The Goldfield Corporation	$100	$140	$129	$160	$264	$160
Russell Index	100	145	170	176	206	200
DJ Home Construction	100	196	268	310	248	111
DJ Heavy Construction	100	136	165	239	298	566

The Dow Jones US Heavy Construction Index and the Dow Jones US Home Construction Index were selected due to their relevance to our electrical construction business and our real estate development business, respectively. In prior years we have presented these as a composite construction index, however, due to the divergence of these indices and the current composition of our business, we now believe that it is more useful to consider these indices separately.

Management's Discussion and Analysis of Financial Condition and Results of Operation.

Introduction

Through our subsidiary Southeast Power Corporation, we are engaged in the construction and maintenance of electric utility facilities for electric utilities and industrial customers, and the installation of fiber optic cable for fiber optic cable manufacturers, telecommunication companies and electric utilities. Southeast Power, based in Titusville, Florida, performs electrical contracting services in the southeastern and mid-Atlantic regions of the United States.

We are also involved through our subsidiary Bayswater Development Corporation and its various subsidiaries in the acquisition, development, management and disposition of land and improved properties. The primary focus of our real estate operations has been the development of residential condominium projects along the east coast of Central Florida. Over the past several years we have developed five condominium projects. Our current project, Pineapple House, is an eight-story building containing thirty-three luxury river-view condominium units located in Melbourne, Florida, and is the first phase of a planned multi-phase development.

Overview

Our revenue from electrical construction operations decreased 26.5% for the year ended December 31, 2007 as compared to the same period in the prior year. The decrease in revenue for the year ended December 31, 2007 was primarily due to the reduction in the number of projects under construction this year because we have recently been less successful in the bidding and awards process, partly due to the number of jobs awarded to competitors at prices that would not meet our target profit margins. Operating margins of our electrical construction operations decreased to 2.6% for the year ended December 31, 2007 from 13.0% for the like period in 2006, primarily the result of reduced productivity on several jobs due to clients' transmission line clearance problems, delays in procurements of client furnished materials, delays in our clients processing permits on a timely basis and related transition costs and lost productivity as work crews were moved from one job to another due to these customer delays.

Revenues from our real estate development operations decreased by 95.2% for the year ended December 31, 2007 when compared to the same period in 2006. This decrease is mainly due to the reversal of previously recognized revenues on the Pineapple House project upon the notification from buyers of their intent to default on their purchase contracts. Real estate development operations had an operating loss of $1.2 million in the year ended December 31, 2007, compared to operating income of $2.6 million in the year ended December 31, 2006, a decrease of $3.8 million. This loss reflects the reversal of revenues and cost of sales due to the default on purchase contracts discussed above, as well as the write down of the Pineapple House inventory to estimated fair value.

Pineapple House, our current real estate project, is a multi-phase project located in Melbourne, Florida. The first phase is comprised of an eight-story building containing thirty-three luxury river-view condominium units. As of December 31, 2006, twenty-two units were under contract for sale, backed by $1.5 million of non-refundable earnest money deposits. Due to the current weakness in the Florida condominium market, as further described below, there was a virtual cessation of sales of our condominiums during 2006, which continued through the nine months ended September 30, 2007, during which we made no additional sales for Pineapple House. In May 2007, we received the Certificate of Occupancy for Pineapple House and notified our contracted buyers to begin consummating the sales of the units. Of the twenty-two units under contract for sale we closed on nine of these units. The remaining thirteen buyers defaulted on their contracts, forfeiting deposits, aggregating $722,000. As a result of the defaults on these contracts, we reversed the previously recognized revenues and cost of sales on these units. In September 2007, as the market continued to stagnate, we determined it was necessary to reduce the selling prices for the remaining Pineapple House condominium units, which resulted in an adjustment in the carrying value of these units and a write down of $473,000 related to the Pineapple House condominium units held for sale. Since this reduction in selling prices, we have entered into contracts for sale with respect to seven units, six of which were consummated prior to December 31, 2007. We closed the sale of the remaining unit under contract in February 2008.

In addition to the 17 remaining units of Phase I of Pineapple House, we own vacant property on which we plan to build two condominiums, which will comprise Phase II and Phase III of this project. Although we have delayed the sales and construction of these additional phases of Pineapple House, we believe the real estate market in our area will ultimately improve and we will resume our plans for this vacant property. However, we can provide no assurance about the real estate market or our future plans. Additionally, we have three units in Oak Park, located in Cape Canaveral, Florida in inventory. Oak Park was completed in the 3rd quarter of 2006.

Operating margins from real estate development operations vary due to the type and number of units under construction at any given time. Since we historically have had only one or two projects under construction at any given time, operating margins can vary significantly depending upon the cost of the underlying land, the type of construction, location of the project and general market conditions. In addition, our projects are generally completed in approximately one year, which also influences year-to-year operating margin comparisons.

Looking forward with respect to our real estate development operations, we continue to see weak, and perhaps deteriorating, market conditions, which may continue to have an adverse impact on the sales and pricing of our condominium units, the settlement of existing contracts, the commencement and development of new projects (including a delay in the commencement of the second phase of the Pineapple House project) and on the results of our real estate development operations. We cannot predict whether the Florida condominium market will improve, or when any such improvement may take place. However, we have completed the first phase of the Pineapple House project on budget and in a timely manner, and we believe the project is attractive and of high quality. At the new reduced selling prices, we expect renewed sales activity at the Pineapple House project, as has already been evidenced by seven sales at the new prices, discussed above. Furthermore, we will no longer be incurring construction costs with respect to this phase and our share of the maintenance costs on the unsold units is expected to be no more than $100,000 annually.

Critical Accounting Estimates

This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to fixed price electrical construction contracts, real estate development projects, deferred income tax assets and environmental remediation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our management has discussed the selection and development of our critical accounting policies, estimates and related disclosure with the Audit Committee of the Board of Directors.

Percentage of Completion—Electrical Construction Segment

We recognize revenue from fixed price contracts on a percentage-of-completion basis, using primarily the cost-to-cost method based on the percentage of total costs incurred to date in proportion to total estimated costs to complete the contract. Total estimated costs, and thus contract income, are impacted by several factors including, but not limited to, changes in productivity and scheduling, and the cost of labor, subcontracts, materials and equipment. Additionally, external factors such as weather, site conditions and scheduling that differ from those assumed in the original bid (to the extent contract remedies are unavailable), client needs, client delays in providing approvals, the availability and skill level of workers in the geographic location of the project, a change in the availability and proximity of materials and governmental regulation, may also affect the progress and estimated cost of a project's completion and thus the timing of income and revenue recognition.

The accuracy of our revenue and profit recognition in a given period is almost solely dependent on the accuracy of our estimates of the cost to complete each project. Due to our experience and our detailed approach in determining our cost estimates for all of our significant projects, we believe our estimates to be highly reliable. However, our projects can be complex and in almost every case the profit margin estimates for a project will either increase or decrease to some extent from the amount that was originally estimated at the time of bid. Because we have a number of projects of varying levels of complexity and size in process at any given time these changes in estimates can offset each other without materially impacting our overall profitability. If a current estimate of total costs indicates a loss on a contract, the projected loss is recognized in full when determined. Accrued contract losses as of December 31, 2007 and 2006 were $0, and $35,000, respectively. Revenue from change orders, extra work, variations in the scope of work and claims is recognized when realization is probable.

Percentage of Completion—Real Estate Development Segment

As of August 2002, commencing with our second condominium development project, all revenue associated with real estate development projects that meet the criteria specified by SFAS No. 66, "Accounting for Sales of Real Estate," is recognized using the percentage-of-completion method. Under this method, revenue is recognized when (1) construction is beyond a preliminary stage, (2) a substantial percentage (at least one-third) of the condominiums are under firm, non-refundable contracts, except in the case of non-delivery of the unit or interest, (3) sufficient units have already been sold to assure that the entire property will not revert to rental property, after considering the requirements of applicable state laws, the condominium contract, and the terms of applicable financing agreements, (4) collection of the sales price is reasonably assured, (5) deposits equal or exceed 10% of the contract price, and (6) sales proceeds and costs can be reasonably estimated. We determine that construction is beyond a preliminary stage when engineering and design work, execution of construction contracts, site clearance and preparation, excavation and the building foundation are complete.

In November 2006, the FASB reached a consensus on EITF Issue No. 06-8, "Applicability of a Buyer's Continuing Investment under FASB Statement No. 66 for Sales of Condominiums." EITF No. 06-8 will require condominium sales to meet the continuing involvement criterion of SFAS No. 66 in order for profit to be recognized under the percentage of completion method. EITF No. 06-8 will be effective for our fiscal year beginning January 1, 2008. This consensus could require that additional deposits be collected by developers of condominium projects that wish to recognize profit during the construction period under the percentage-of-completion method. The cumulative effect of applying EITF No. 06-8, if any, is to be reported as an adjustment to the opening balance of retained earnings in the year of adoption. The effect of this EITF is not expected to be material to our consolidated financial statements, as there are no projects currently under construction. If we are unable to meet the requirements of EITF No. 06-8 on future projects, we will be required to delay revenue recognition until the aggregate investment tests described in SFAS No. 66 and EITF No. 06-8 have been met. See note 1 to the consolidated financial statements.

We believe that a material difference in total actual project costs versus total estimated project costs is unlikely due to the nature of the fixed price contracts we enter into with the general contractors on our real estate projects.

If a current estimate of total project costs indicates a loss on a project, the projected loss is recognized in full when determined. There were no contract losses recorded during any period in 2007 and 2006 in the real estate development segment. The timing of revenue and expense recognition is contingent on construction productivity. Factors possibly impeding construction productivity include, but are not limited to, supply of labor, materials and equipment, scheduling, weather, permitting and unforeseen events. When a buyer defaults on the contract for sale, revenues and expenses recognized in prior periods are adjusted in the period of default. In the year ended December 31, 2007, as a result of thirteen buyers defaulting on their purchase contracts, we recorded a reversal in revenues previously recognized of $7.2 million and in costs of sales previously recorded of $4.7 million.

Deferred Tax Assets

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance for deferred tax assets. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the deferred tax assets are expected to be recovered or settled. If we determine that we would not be able to realize all or part of our deferred tax assets, a valuation allowance would be recorded to reduce our deferred tax assets to the amount that is more likely than not to be realized. In the event we were to subsequently determine that we would be able to realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the previously recorded valuation allowance would increase income in the period such determination was made.

As of December 31, 2007, our deferred tax assets were largely comprised of an alternative minimum tax ("AMT") credit carryforward and inventory adjustments (refer to note 5 to the consolidated financial statements). Based on historical experience and assumptions with respect to forecasts of future taxable income and tax planning, among others, we anticipate being able to generate sufficient taxable income to utilize the AMT credit carryforward, which has no expiration date and the inventory adjustment will be recognized as condominium units are sold. Therefore, we have not recorded a valuation allowance against the deferred tax assets. The minimum amount of future taxable income required to be generated to fully realize the deferred tax assets is approximately $3.3 million.

Provision for Remediation

In September 2003, we were notified by the EPA that we are a PRP with respect to possible investigation and removal activities at a mine that we formerly owned. Refer to note 6 to the consolidated financial statements for a discussion of this matter.

It is impossible at this stage to estimate the total costs of the remediation at the Site or our share of liability for those costs due to various factors, including incomplete information regarding the Site and the other PRPs, uncertainty regarding the extent of actual remediation costs and our equitable share of liability for the contamination.

Beginning in September 2003, in accordance with FIN No. 14 and SOP No. 96-1, we have recognized a net expense (within discontinued operations) for this matter. The provision was increased by $30,000 during the year ended December 31, 2007, increasing the cumulative net expense to $61,000. This represents the current estimate of our share of the costs associated with both an emergency removal action previously undertaken by the EPA and actual remediation costs, the professional fees associated with the EE/CA study and the anticipated professional fees associated with the completed remediation, all reduced by both actual and estimated insurance recoveries. Total actual costs to be incurred at the Site in future periods may vary from this estimate, given inherent uncertainties in evaluating environmental costs. As of December 31, 2007, we have recorded a reserve balance for future applicable costs of $199,000 (accrued as a current liability within discontinued operations). The accrual will be reviewed periodically based upon facts and circumstances available at the time, which could result in changes to its amount.

Results of Operations

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

The table below is a reconciliation of our operating income (loss) attributable to each of our segments for the two year period ended December 31 as indicated:

	2007	2006
Electrical construction		
Revenue	$26,761,440	$36,409,551
Operating expenses		
Cost of goods sold	22,881,363	29,097,182
Selling, general and administrative	265,168	259,607
Depreciation	2,905,062	2,378,564
(Gain) loss on sale of assets	21,774	(49,236)
Total operating expenses	26,073,367	31,686,117
Operating income	$ 688,073	$ 4,723,434
Real estate development		
Revenue	$ 537,135	$11,086,306
Operating expenses		
Cost of goods sold	794,612	7,557,537
Selling, general and administrative	439,283	875,564
Depreciation	24,842	25,620
Write down of inventory	473,227	—
Total operating expenses	1,731,964	8,458,721
Operating income (loss)	$(1,194,829)	$ 2,627,585

Operating income (loss) is total operating revenue less operating expenses inclusive of depreciation and selling, general and administrative expenses for each segment. Operating expenses also include any gains or losses on the sale of property and equipment. Operating income (loss) excludes interest expense, interest and other income, and income taxes.

Revenues

Total revenues in the year ended December 31, 2007 decreased by 42.5% to $27.3 million, compared to $47.5 million in the year ended December 31, 2006. This decrease in total revenues was mainly due to decreased revenues recognized in the electrical construction segment and the reversal of revenue, resulting in negative revenues, in the real estate development segment in each case, for the year ended December 31, 2007.

Electrical construction revenue decreased 26.5% to $26.8 million for the year ended December 31, 2007 when compared to $36.4 million for the year ended December 31, 2006. The decrease in revenues for the year ended December 31, 2007 when compared to the same period in 2006 is largely due to a slowdown in demand for our electrical construction services and a reduction in the number of projects in process, resulting from the availability of fewer profitable projects. In the current year we had fewer projects under construction because we have recently been less successful in the bidding and awards process, partly due to the number of jobs awarded to competitors at prices that would not meet our target profit margins. The varying magnitude and duration of electrical construction projects may result in substantial fluctuation in our backlog from time to time. At December 31, 2007 the approximate value of uncompleted contracts was $5.9 million compared to $12.3 million at December 31, 2006. We expect to complete 100% of this backlog during the year ended December 31, 2008. Subsequent to December 31, 2007, we have received additional contracts totaling $12.0 million of which $5.5 million is expected to be completed in 2008 and $6.5 million of which will be completed by early 2011. We cannot project the levels of future demand for construction services.

Real estate construction reported net revenues of $537,000 for the year ended December 31, 2007 as compared to $11.1 million for the year ended December 31, 2006. The 2007 revenues consisted of $4.0 million in revenues recognized on the Pineapple House units with purchase contracts received prior to completion of the project, which closed as agreed upon after completion of the project, $2.6 million in revenues received in the fourth quarter of 2007 upon the sale of six additional Pineapple House units, $722,000 collected from forfeited deposits, $300,000 in revenues for the sale of one Oak Park unit and $76,000 in condo association dues received by Pineapple House Condominium Association, Inc. ("PHCA"), offset by the reversal of $7.2 million of previously recognized revenues on the Pineapple House project upon the notification from thirteen buyers of their intent to default on their contracts. In the year ended December 31, 2006, we recognized revenue on both the Oak Park project, which was completed in the third quarter of 2006 and the Pineapple House project, which we had begun in the first quarter of 2006. During the year ended December 31, 2007, the only project under construction was Pineapple House.

As of December 31, 2007, due to the completion of Phase I of the Pineapple House project there was no backlog for the real estate development operation's segment.

Operating Results

Electrical construction operations had an operating income of $688,000 in the year ended December 31, 2007, compared to an operating income of $4.7 million during the year ended December 31, 2006. Operating margins on electrical construction operations decreased to 2.6% for the year ended December 31, 2007, from 13.0% for the year ended December 31, 2006. The decrease in operating margins for the year ended December 31, 2007, when compared to the same period in 2006, was largely the result of reduced productivity on several jobs due to clients' transmission line clearance problems, delays in procurements of client furnished materials, delays in our clients processing permits on a timely basis and related transition costs and lost productivity as work crews were moved from one job to another due to these customer delays.

Real estate development operations had an operating loss of $1.2 million in the year ended December 31, 2007, compared to an operating income of $2.6 million in the year ended December 31, 2006, a decrease of $3.8 million. This loss reflects the reversal of revenues and cost of sales due to the default on purchase contracts discussed above, as well as the write down of the Pineapple House inventory to estimated fair value in the third quarter of 2007 totaling $473,000.

Costs and Expenses

Total costs and expenses, and the components thereof, decreased to $30.5 million in the year ended December 31, 2007, from $43.2 million in the year ended December 31, 2006, a decrease of 29.3%.

Electrical construction cost of goods sold decreased to $22.9 million in the year ended December 31, 2007, from $29.1 million in the year ended December 31, 2006, a decrease of 21.4%. The decrease in costs reflects the lower level of construction activities.

Costs of goods sold for real estate development operations decreased to $795,000 for the year ended December 31, 2007, from $7.6 million for the year ended December 31, 2006. The cost of goods sold for 2007 consists of $5.3 million in costs recognized on the Pineapple House and Oak Park units, which closed in the current year and $207,000 in general costs for real estate development, offset by the reversal of $4.7 million in previously recognized costs associated with the reversal of revenues due to the defaults on the Pineapple House development, discussed above, as well as the decrease due to only one project currently under construction compared to two in the prior year.

The following table sets forth depreciation expense for each segment for the years ended December 31 as indicated:

	2007	2006
Electrical construction	$2,905,062	$2,378,564
Real estate development	24,842	25,620
Corporate	146,601	131,163
Total	$3,076,505	$2,535,347

Depreciation expense increased 21.3% to $3.1 million in the year ended December 31, 2007, from $2.5 million in the year ended December 31, 2006. The increase in depreciation for 2007 was largely a result of an increase in capital expenditures for trucks and heavy equipment to meet the needs of expansion and fleet replacement within the electrical construction segment in both 2007 and 2006.

The following table sets forth selling, general and administrative ("SG&A") expenses for each segment for the years ended December 31 as indicated:

	2007	2006
Electrical construction	$ 265,168	$ 259,607
Real estate development	439,283	875,564
Corporate	2,574,069	2,881,482
Total	$3,278,520	$4,016,653

SG&A expenses decreased by 18.4% to $3.3 million in the year ended December 31, 2007, from $4.0 million in the year ended December 31, 2006. The decrease in the SG&A expense for the year ended December 31, 2007 is mainly due to a $610,000 decrease in salaries within the combined corporate and real estate segments, as well as a $223,000 decrease in selling expenses within the real estate segment, due to the reversal of previously recognized sales. These decreases were partially offset by a $217,000 increase in professional services primarily within the corporate segment. As a percentage of revenues, SG&A expenses increased to 12.0% for 2007 from 8.5% in 2006, due primarily to the decrease in revenues in the current year.

Income Taxes

The following table presents our provision (benefit) for income taxes and effective income tax rate from continuing operations for the years ended December 31 as indicated:

	2007	2006
Income tax expense (benefit)	$(1,195,428)	$1,740,340
Effective income tax rate	(34.2)%	38.7%

Our effective tax rate (benefit) for the year ended December 31, 2007 of (34.2)% was essentially the same as the statutory rate (benefit) of (34.0)%. The small difference is mainly due to the effect of state income taxes being offset by non-deductible expenses. Our effective tax rate for the year ended December 31, 2006 was 38.7%. The effective tax rate for the year ended December 31, 2006, differs from the statutory rate of 34.0% for that year primarily due to state income taxes.

Discontinued Operations

On December 4, 2002, effective November 30, 2002, we completed the sale of the capital stock of our mining subsidiaries.

Following the sale, in September 2003, we were notified by the EPA that we are a PRP with respect to possible investigation and removal activities at a mine formerly owned by us. Please see note 6 to the consolidated financial statements for a discussion on this matter and the related gain (loss) recognized in the years ended December 31, 2007 and 2006.

The following table sets forth summary operating results of discontinued operations for the years ended December 31 as indicated:

	2007	2006
Gain (provision) for remediation	$(29,691)	$381,394
Gain (loss) from discontinued operations before income taxes	(29,691)	381,394
Income tax expense (benefit)	(11,172)	139,756
Gain (loss) from discontinued operations, net of tax	$(18,519)	$241,638

The following table presents our provision (benefit) for income taxes and effective income tax rate (benefit) from discontinued operations for the years ended December 31 as indicated:

	2007	2006
Income tax expense (benefit)	$(11,172)	$139,756
Effective income tax rate (benefit)	(37.6)%	36.6%

Our effective tax rate (benefit) related to discontinued operations for the years ended December 31, 2007 and 2006 was (37.6)% and 36.6%, respectively. The effective tax rate (benefit) differs from the federal statutory rate (benefit) primarily due to state income taxes.

Liquidity and Capital Resources

Working Capital Analysis

Our primary cash needs have been for capital expenditures and working capital. Our primary sources of cash have been cash flow from operations and borrowings under our lines of credit. As of December 31, 2007 we had cash and cash equivalents of $4.0 million and working capital of $13.8 million. In addition, we had $3.0 million in unused revolving lines of credit as of December 31, 2007, as discussed in note 10 to the consolidated financial statements. We anticipate that this cash on hand, our credit facilities and our future cash flows from operating activities will provide sufficient cash to enable us to meet our future operating needs and debt requirements.

Cash Flow Analysis

The following table presents our net cash flows for each of the years ended December 31 as indicated:

	2007	2006
Net cash provided by operating activities	$ 3,321,456	$ 3,513,833
Net cash used in investing activities	(3,337,168)	(2,387,865)
Net cash provided by (used in) financing activities	(2,801,275)	2,763,138
Net increase (decrease) in cash and cash equivalents	$(2,816,987)	$ 3,889,106

Operating Activities

Cash flows from operating activities are comprised of income (loss) from continuing operations adjusted to reflect the timing of cash receipts and disbursements therefrom.

Cash provided by our operating activities totaled $3.3 million in the year ended December 31, 2007, compared to cash provided of $3.5 million from operating activities for the same period in 2006. Our cash flows are influenced by the level of operations, operating margins, the types of services we provide, as well as the stages of our projects in both the electrical construction and real estate segments.

Net cash provided by operating activities in the year ended December 31, 2007 is mainly attributed to cash received upon the completion and closing of the sales of the Pineapple House condominiums, offset by the net loss for the current year. Operating cash flows normally fluctuate relative to the status of development of projects within both the real estate and electrical construction segments.

Days of Sales Outstanding Analysis

We evaluate fluctuations in our accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts for the electrical construction segment by comparing days of sales outstanding ("DSO"). We calculate DSO as of the end of any period by utilizing the preceding three months of electrical construction revenues to determine sales per day. We then divide accounts receivable and accrued billings, net of allowance for doubtful accounts at the end of the period by sales per day to calculate DSO for accounts receivable. To calculate DSO for costs and estimated earnings in excess of billings, we divide costs and estimated earnings in excess of billings on uncompleted contracts by sales per day.

For the years ended December 31, 2007 and 2006, our DSO for accounts receivable were 84 and 78, respectively, and our DSO for costs and estimated earnings in excess of billings on uncompleted contracts were 24 and 37, respectively. The increase in the DSO for accounts receivable for the year ended December 31, 2007 is primarily due to the payment patterns of several customers. As of February 29, 2008, we have received 85.9% of our December 31, 2007 outstanding trade accounts receivable balance and billed 33.9% of the retainage. The decrease in the DSO for costs and estimated earnings in excess of billings is primarily attributable to the current billing requirements of our customers. As of February 29, 2008, we have invoiced our customers for 100% of the balance in costs and estimated earnings in excess of billings as of December 31, 2007.

Investing Activities

Cash used in investing activities during the year ended December 31, 2007 was $3.3 million compared to cash used of $2.4 million during the same period in 2006. These activities are mainly attributed to purchases of equipment, primarily trucks and heavy machinery used by our electrical construction segment for the upgrading and replacement of equipment. Our capital budget for 2008 is expected to total approximately $1.4 million, the majority of which is for the replacement of aging equipment in the electrical construction segment. These purchases will be funded through our working capital, leases and lines of credit.

Financing Activities

Cash used in financing activities during the year ended December 31, 2007 was $2.8 million compared to cash provided by financing activities of $2.8 million during the same period in 2006. The decrease in cash provided by financing activities is mainly due to repayments on borrowings within the real estate segment of $9.6 million as the sale of units within Pineapple House have been completed and repayments of $1.0 million on our two equipment loans in the electrical construction segment. In addition, we made payments of $317,000 towards our capital lease obligations during 2007. These payments were partially offset by $6.0 million in borrowings within the real estate segment, used for completion of Phase I of the Pineapple House project and borrowings of $2.1 million in the electrical construction segment, used to purchase equipment. As of December 31, 2007, we had outstanding borrowings of $3.1 million under our $3.5 million equipment loan and $4.3 million under our $14.0 million real estate loan. See note 10 to the consolidated financial statements for more information regarding these borrowings.

We have paid no cash dividends on our Common Stock since 1933, and it is not expected that we will pay any cash dividends on our Common Stock in the immediate future.

Forecast

We anticipate our cash on hand, cash flows from operations and credit facilities will provide sufficient cash to enable us to meet our working capital needs, debt service requirements and planned capital expenditures for at least the next twelve months. However, our revenues, results of operations and cash flows as well as our ability to seek additional financing may be negatively impacted by factors including, but not limited to, a decline in demand for electrical construction services and/or condominiums in the markets served and general economic conditions, heightened competition, availability of construction materials, increased interest rates and adverse weather conditions.

Inflation

As a result of relatively low levels of inflation experienced during the years ended December 31, 2007 and 2006, inflation did not have a significant effect on our results.

Forward-Looking Statements

We make "forward-looking statements" within the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995 throughout this document. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," "plan," and "continue" or similar words. We have based these statements on our current expectations about future events. Although we believe that our expectations reflected in or suggested by our forward-looking statements are reasonable, we cannot assure you that these expectations will be achieved. Our actual results may differ materially from what we currently expect. Factors that may affect the results of our electrical construction operations include, among others: the level of construction activities by public utilities; the timing and duration of construction projects for which we are engaged; adverse weather; our ability to estimate accurately with respect to fixed price construction contracts; heightened competition in the electrical construction field, including intensification of price competition; and the availability of skilled construction labor. Factors that may affect the results of our real estate development operations include, among others: interest rates; ability to obtain necessary permits from regulatory agencies; adverse legislation or regulations; ability to acquire land; our ability to maintain or increase historical revenues and profit margins; our ability to collect contracts receivable and close homes in backlog, particularly related to buyers purchasing homes as investments; availability of labor and materials and material increases in labor and material costs; ability to obtain additional construction financing; increases in interest rates and availability of mortgage financing; increases in construction and homeowner insurance and the availability of insurance; the level of consumer confidence; the negative impact of claims for contract rescission or cancellation by unit purchasers due to various factors including the increase in the cost of condominium insurance; adverse weather; natural disasters; changes in generally accepted accounting principles; the continued weakness in the Florida condominium market and general economic conditions, both nationally and in our region. Important factors which could cause our actual results to differ materially from the forward-looking statements in this document are also set forth in the Risk Factors and Management's Discussion and Analysis of Financial Condition and Results of Operation sections and elsewhere in this document.

You should read this report completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even in the event that our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
The Goldfield Corporation:

We have audited the accompanying consolidated balance sheets of The Goldfield Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, cash flows and stockholders' equity for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Goldfield Corporation and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Certified Public Accountants
Orlando, Florida
March 24, 2008

THE GOLDFIELD CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 3,984,613	$ 6,801,600
Accounts receivable and accrued billings, net of allowance for doubtful accounts of $0 in 2007 and 2006	5,881,430	4,908,511
Contracts receivable	—	10,623,909
Remediation insurance receivable	176,827	329,888
Current portion of notes receivable	49,108	41,453
Construction inventory	2,218	216,989
Real estate inventories	7,788,739	801,411
Costs and estimated earnings in excess of billings on uncompleted contracts	1,658,712	2,358,738
Deferred income taxes	539,100	263,400
Income taxes recoverable	551,236	309,922
Residential properties under construction	—	3,784,165
Prepaid expenses	823,294	431,441
Other current assets	20,239	17,614
Total current assets	21,475,516	30,889,041
Property, buildings and equipment, at cost, net of depreciation of $15,643,161 in 2007 and $13,715,313 in 2006	9,803,794	9,465,378
Notes receivable, less current portion	352,305	407,409
Deferred charges and other assets		
Land and land development costs	710,495	710,495
Cash surrender value of life insurance	337,283	321,724
Other assets	187,613	110,129
Total deferred charges and other assets	1,235,391	1,142,348
Total assets	$32,867,006	$41,904,176
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 1,984,352	$ 5,359,893
Billings in excess of costs and estimated earnings on uncompleted contracts	—	24,444
Notes payable to bank	5,202,466	8,663,768
Capital leases, due within one year	315,619	317,160
Current liabilities of discontinued operations	198,850	208,221
Total current liabilities	7,701,287	14,573,486
Deferred income taxes, noncurrent	346,200	861,400
Other accrued liabilities, noncurrent	26,894	20,821
Notes payable, less current portion	2,184,932	1,207,745
Capital leases, less current portion	579,357	894,976
Total liabilities	10,838,670	17,558,428
Commitments and contingencies		
Minority interest	3,361	—
Stockholders' equity		
Preferred stock, $1 par value, 5,000,000 shares authorized, none issued	—	—
Common stock, $.10 par value, 40,000,000 shares authorized; 27,813,772 shares issued and 25,451,354 shares outstanding	2,781,377	2,781,377
Capital surplus	18,481,683	18,481,683
Retained earnings	2,070,102	4,390,875
Treasury stock, 2,362,418 shares, at cost	(1,308,187)	(1,308,187)
Total stockholders' equity	22,024,975	24,345,748
Total liabilities and stockholders' equity	$32,867,006	$41,904,176

See accompanying notes to consolidated financial statements

THE GOLDFIELD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2007	2006
Revenue		
Electrical construction	$26,761,440	$36,409,551
Real estate development	537,135	11,086,306
Total revenue	27,298,575	47,495,857
Costs and expenses		
Electrical construction	22,881,363	29,097,182
Real estate development	794,612	7,557,537
Selling, general and administrative	3,278,520	4,016,653
Depreciation	3,076,505	2,535,347
Write down of real estate inventory	473,227	—
(Gain) loss on sale of assets	14,479	(54,139)
Total costs and expenses	30,518,706	43,152,580
Total operating income (loss)	(3,220,131)	4,343,277
Other income (expenses), net		
Interest income	297,837	237,461
Interest expense, net	(585,945)	(238,821)
Other income, net	13,918	152,851
Minority interest	(3,361)	—
Total other income (expenses), net	(277,551)	151,491
Income (loss) from continuing operations before income taxes	(3,497,682)	4,494,768
Income tax expense (benefit)	(1,195,428)	1,740,340
Income (loss) from continuing operations	(2,302,254)	2,754,428
Gain (loss) from discontinued operations, net of tax expense (benefit) of $(11,172) in 2007 and $139,756 in 2006	(18,519)	241,638
Net income (loss)	$(2,320,773)	$ 2,996,066
Earnings (loss) per share of common stock—basic and diluted		
Continuing operations	$ (0.09)	$ 0.11
Discontinued operations	—	0.01
Net income	$ (0.09)	$ 0.12
Weighted average shares outstanding:		
Basic	25,451,354	25,564,550
Diluted	25,451,354	25,564,550

See accompanying notes to consolidated financial statements

THE GOLDFIELD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2007	2006
Cash flows from operating activities		
Net income (loss) from continuing operations	$ (2,302,254)	$ 2,754,428
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	3,076,505	2,535,347
Write down of inventory	473,227	—
Deferred income taxes	(720,003)	681,300
(Gain) loss on sale of property and equipment	14,479	(54,139)
Minority interest	3,361	—
Changes in operating assets and liabilities:		
Accounts receivable and accrued billings	(972,919)	1,535,052
Contracts receivable	10,623,909	(94,905)
Construction inventory	214,771	(216,989)
Real estate inventories	(7,460,555)	(801,411)
Costs and estimated earnings in excess of billings on uncompleted contracts	700,026	(1,111,371)
Land and land development costs	—	1,076,582
Residential properties under construction	3,784,165	(3,587,878)
Income taxes recoverable	(241,314)	(308,971)
Income taxes payable	—	(201,455)
Prepaid expenses and other assets	(471,962)	(56,984)
Accounts payable and accrued liabilities	(3,429,810)	1,392,064
Billings in excess of costs and estimated earnings on uncompleted contracts	(24,444)	(27,131)
Net cash provided by operating activities of continuing operations	3,267,182	3,513,539
Net cash provided by operating activities of discontinued operations	54,274	294
Net cash provided by operating activities	3,321,456	3,513,833
Cash flows from investing activities		
Proceeds from the disposal of property and equipment	118,731	348,653
Proceeds from notes receivable	47,449	61,230
Purchases of property and equipment	(3,487,789)	(2,796,808)
Cash surrender value of life insurance	(15,559)	(940)
Net cash used in investing activities of continuing operations	(3,337,168)	(2,387,865)
Cash flows from financing activities		
Proceeds from notes payable	8,127,103	8,954,221
Repayments on notes payable	(10,611,218)	(5,866,664)
Repayments on capital leases	(317,160)	(191,466)
Purchase of treasury stock	—	(132,953)
Net cash provided by (used in) financing activities of continuing operations	(2,801,275)	2,763,138
Net increase (decrease) in cash and cash equivalents	(2,816,987)	3,889,106
Cash and cash equivalents at beginning of year	6,801,600	2,912,494
Cash and cash equivalents at end of year	$ 3,984,613	$ 6,801,600
Supplemental disclosure of cash flow information:		
Interest paid, net of amount capitalized	$ 471,380	$ 232,718
Income taxes paid	16,499	1,709,222
Supplemental disclosure of non-cash investing and financing activities:		
Equipment acquired under capital leases	—	1,403,602
Liability for equipment acquired	60,342	—

See accompanying notes to consolidated financial statements

THE GOLDFIELD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2007 and 2006

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2005	27,813,772	$2,781,377	$18,481,683	$ 1,394,809	$(1,175,234)	$21,482,635
Repurchase of 120,838 shares of common stock	—	—	—	—	(132,953)	(132,953)
Income from continuing operations	—	—	—	2,754,428	—	2,754,428
Income from discontinued operations, net of tax	—	—	—	241,638	—	241,638
Balance at December 31, 2006	27,813,772	2,781,377	18,481,683	4,390,875	(1,308,187)	24,345,748
Loss from continuing operations	—	—	—	(2,302,254)	—	(2,302,254)
Loss from discontinued operations, net of tax	—	—	—	(18,519)	—	(18,519)
Balance at December 31, 2007	27,813,772	$2,781,377	$18,481,683	$ 2,070,102	$(1,308,187)	$22,024,975

See accompanying notes to consolidated financial statements

THE GOLDFIELD CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

Note 1—Organization and Summary of Significant Accounting Policies

Overview

The Goldfield Corporation (the "Company") was incorporated in Wyoming in 1906 and subsequently reincorporated in Delaware in 1968. The Company's principal lines of business are electrical construction and real estate development. The principal market for the Company's electrical construction operation is electric utilities in the southeastern and mid-Atlantic region of the United States. The primary focus of the Company's real estate operations is on the development of luxury condominium projects on the east coast of Florida.

Basis of Financial Statement Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned and majority owned subsidiaries. Minority interest reflects the condominium owners' interest in the Pineapple House Condominium Association, Inc. ("PHCA") activities. The Company currently maintains control over PHCA, but will relinquish this control to the condominium owners after a specific percentage of units have been purchased and/or a certain time period has passed or upon the Companies sole discretion. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on customer specific information and historical write-off experience. The Company reviews its allowance for doubtful accounts quarterly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Any increase in the allowance account has a corresponding negative effect on the results of operation. As of December 31, 2007 and 2006, upon its review, management determined it was not necessary to record an allowance for doubtful accounts due to the majority of accounts receivable being generated by electrical utility customers who the Company considers creditworthy based on timely collection history and other considerations.

Property, Buildings, Equipment and Depreciation

Property, buildings and equipment are stated at cost. Equipment under capital leases is stated at the present value of future minimum lease payments. Depreciation on property, buildings and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements and equipment under capital leases are depreciated on a straight-line basis over the shorter of the lease term or the estimated useful life of the assets.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company assesses the need to record impairment losses on long-lived assets when events and circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when future estimated undiscounted cash flows expected to result from use of the asset are less than the asset's carrying value, with the loss measured at fair value based on discounted expected cash flows.

Electrical Construction Revenues

The Company accepts contracts on a fixed price, unit price and service agreement basis. Revenues from fixed price construction contracts are recognized on the percentage-of-completion method measured by the ratio of costs incurred to date to the estimated total costs to be incurred for each contract. Revenues from unit price contracts and service agreements are recognized as services are performed. Unit price contracts are billed at an agreed upon price per unit of work performed. Revenues from service agreements are billed on either a man-hour or man-hour plus equipment basis. Terms of the Company's service agreements may extend for a period of up to five years.

The Company's contracts allow it to bill additional amounts for change orders and claims. Additionally, the Company considers a claim to be for additional work performed outside the scope of the contract, contested by the customer. Historically, claims relating to electrical construction work have not been significant. It is the Company's policy to include revenue from change orders and claims in contract value only when they can be reliably estimated and realization is considered probable, in accordance with Statement of Position ("SOP") No. 81-1, paragraph 61-63, 65 and 67.

The asset, "costs and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenue recognized.

Contract costs include all direct material, direct labor, subcontractor costs and other indirect costs related to contract performance, such as supplies, tools and equipment maintenance. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Real Estate Revenues

All revenue associated with real estate development projects that meet the criteria specified by SFAS No. 66, "Accounting for Sales of Real Estate," is recognized using the percentage-of-completion method. Under this method, revenue is recognized when (1) construction is beyond a preliminary stage, (2) a substantial percentage (at least one-third) of the condominiums are under firm, non-refundable contracts, except in the case of non-delivery of the unit or interest, (3) sufficient units have already been sold to assure that the entire property will not revert to rental property, consideration is given to the requirements of state laws, the condominium contract, and the terms of the financing agreements, (4) collection of the sales price is reasonably assured, (5) deposits equal or exceed 10% of the contract price, and (6) sales proceeds and costs can be reasonably estimated. The Company determines that construction is beyond a preliminary stage when engineering and design work, execution of construction contracts, site clearance and preparation, excavation, and the building foundation are complete.

Upon completion of the Pineapple House project in June 2007, the revenue related to the balance of the units available for sale is recognized under the full accrual method, as sales are closed. Deposit forfeitures are included in real estate revenues and recognized upon receipt.

Inventories

Construction inventory, which consists of specifically identified condominium construction materials or electrical construction materials, is stated at the lower of cost or market.

Real estate inventories, which consist of completed condominium units held for sale, are carried at the lower of cost or fair value, less cost to sell. In accordance with SFAS No. 144, real estate inventories considered held for sale, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount or basis is not expected to be recovered, impairment losses are recorded and the related assets are adjusted to their estimated fair value.

Land and Land Development Costs and Residential Properties Under Construction

The costs of a land purchase and any development expenses up to the initial construction phase of any new condominium development project are recorded under the asset "land and land development costs." Once construction commences, the costs of construction are recorded under the asset "residential properties under construction." The assets "land and land development costs" and "residential properties under construction" relating to specific projects are recorded as current assets when the estimated project completion date is less than one year from the date of the consolidated financial statements, or as non-current assets when the estimated project completion date is more than one year from the date of the consolidated financial statements.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Executive Long-term Incentive Plan

The Company accounts for employee stock options in accordance with SFAS No. 123(R), "Share-Based Payment." Under SFAS No. 123(R) stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized over the grantees' requisite service period. The Company has not issued stock options in 2007 or 2006 and all previously issued common stock options were exercised prior to December 31, 2005. Therefore, the Company has no compensation expense for stock options for the years ended December 31, 2007 or 2006. See note 13—The Goldfield Corporation 1998 Executive Long-term Incentive Plan for additional information.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates. Management considers the most significant estimates in preparing these financial statements to be the estimated cost to complete electrical construction contracts in progress, estimated cost to complete real estate development projects in progress, recoverability of deferred tax assets and the adequacy of the provision for remediation.

Financial Instruments Fair Value, Concentration of Business and Credit Risks

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accrued billings, contracts receivable, remediation insurance receivable and accounts payable and accrued liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The fair value of notes receivable is considered by management to approximate carrying value. The fair value of notes payable is considered by management to approximate carrying value.

Financial instruments mainly within the electrical construction operations which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable and accrued billings in the amount of $5.9 million and $4.9 million as of the years ended December 31, 2007 and 2006, respectively, which management reviews to assess the need to establish an allowance for doubtful accounts. As of December 31, 2007 and 2006, upon its review, management determined it was not necessary to record an additional allowance for doubtful accounts due to the majority of electrical construction accounts receivable and accrued billings being generated by electrical utility customers who the Company considers creditworthy based on timely collection history and other considerations.

The real estate development operations' financial instruments which potentially subject the Company to concentrations of credit risk consist mainly of contracts receivable in the amount of $0 and $10.6 million as of December 31, 2007 and 2006, respectively, which management reviews to assess the need to record an allowance for doubtful accounts. Upon its review, as of December 31, 2007 and 2006, management determined it was not necessary to record an allowance for doubtful accounts as there were no contracts receivable.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141R (revised 2007), "Business Combinations." SFAS No. 141R broadens the guidance of SFAS No. 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed and interests transferred as a result of business combinations. SFAS No. 141R expands on required disclosures to improve statement users' abilities to evaluate the nature and financial effects of business combinations. SFAS No. 141R is effective for the Company's fiscal year beginning January 1, 2009. The Company does not expect the adoption of SFAS No. 141R to have a material effect on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51." SFAS No. 160 requires that a noncontrolling interest in a subsidiary be reported as equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated financial statements. It also calls for consistency in the manner of reporting changes in the parent's ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. SFAS No. 160 is effective for the Company's fiscal year beginning January 1, 2009. The Company is currently evaluating the impact of SFAS No. 160 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115" which is effective for the Company on January 1, 2008. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The Company did not elect the fair value option for any of its existing financial instruments on the effective date and has not determined whether or not it will elect this option for any eligible financial instruments it acquires in the future.

In November 2006, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 06-8, "Applicability of the Assessment of a Buyer's Continuing Investment under SFAS No. 66, Accounting for Sales of Real Estate, for Sales of Condominiums." EITF No. 06-8 will require condominium sales to meet the continuing involvement criterion of SFAS No. 66 in order for profit to be recognized under the percentage of completion method. EITF No. 06-8 is effective for the Company's fiscal year beginning January 1, 2008. The effect of this EITF is not expected to be material to the Company's consolidated financial statements, as there are no projects currently under construction. If the Company is unable to meet the requirements of EITF No. 06-8 on future projects, it will be required to delay revenue recognition until the aggregate investment tests described in SFAS No. 66 and EITF No. 06-8 have been met.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company's financial assets and liabilities on January 1, 2008. The FASB has proposed a deferral of the provisions of SFAS No. 157 relating to nonfinancial assets and liabilities that would delay implementation by the Company until January 1, 2009. SFAS No. 157 is not expected to materially affect how the Company determines fair value, but may result in certain additional disclosures.

Reclassifications

Certain amounts previously reflected in the prior period statement of cash flows have been reclassified to conform to the Company's 2007 presentation. The cash flows from financing activities previously included net borrowings (repayments) under lines of credit, but after additional review, management determined that all debt should be disclosed on a gross basis and the proceeds and repayments have been included in proceeds from notes payable or repayments of notes payable, respectively. This reclassification had no effect on the previously reported total cash flows from financing activities.

Note 2—Contracts Receivable

Contracts receivable represents the amount of revenue recognized in the real estate segment using the percentage-of-completion method for condominium units under firm contract. As of December 31, 2007, outstanding contracts receivable amounted to $0, as compared to $10.6 million, as of December 31, 2006, all of which related to the Pineapple House project. For the year ended December 31, 2007, a total of thirteen customers defaulted on their contractual obligation to close the purchase of individual condominium units in the Pineapple House project. As of December 31, 2007 and 2006, $25,000 and $2.2 million, respectively, of non-refundable earnest money deposits was held by a third party, for the Pineapple House project.

The Company's real estate development operations do not extend financing to buyers and therefore, sales proceeds are received in full upon closing.

Note 3—Inventories

As of December 31, 2007, the Company has completed the Pineapple House project and has 18 completed condominium units held for sale within the Pineapple House project compared to none at December 31, 2006. In addition, as of December 31, 2007, the Company has three completed condominium units held for sale within its Oak Park project compared to four at December 31, 2006.

For the year ended December 31, 2007, management reviewed the real estate inventories for impairment, in accordance with SFAS No. 144. Due to the continued deterioration in the national and local housing market, management determined that it was necessary to reduce the selling prices for the 24 remaining Pineapple House condominium units, which resulted in an adjustment to the carrying value of these units. The Company recorded a write down in the real estate segment of $473,000 related to the Pineapple House condominium units held for sale in the third quarter of 2007.

Since this reduction in selling prices, the Company has entered into contracts for sale with respect to seven of these units, six of which were consummated prior to December 31, 2007. The Company closed the sale of the remaining unit under contract in February 2008.

Note 4—Costs and Estimated Earnings on Uncompleted Contracts

Long-term fixed price electrical construction contracts in progress accounted for using the percentage-of-completion method at December 31 for the years as indicated:

	2007	2006
Costs incurred on uncompleted contracts	$13,676,627	$18,328,553
Estimated earnings	1,308,515	2,519,642
	14,985,142	20,848,195
Less billings to date	13,326,430	18,513,901
Total	$ 1,658,712	$ 2,334,294
Included in the balance sheets under the following captions:		
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 1,658,712	$ 2,358,738
Billings in excess of costs and estimated earnings on uncompleted contracts	—	(24,444)
Total	$ 1,658,712	$ 2,334,294

The amounts billed but not paid by customers pursuant to retention provisions of long-term electrical construction contracts were $1.1 million and $1.8 million at December 31, 2007 and 2006, respectively, and are included in the accompanying balance sheets in accounts receivable and accrued billings. Retainage is expected to be collected within the next twelve months.

Note 5—Income Taxes

The following table presents the income tax (benefit) provision from continuing operations for the years ended December 31 as indicated:

	2007	2006
Current		
Federal	$ (486,395)	$ 843,161
State	10,970	212,299
	(475,425)	1,055,460
Deferred		
Federal	(547,025)	589,352
State	(172,978)	95,528
	(720,003)	684,880
Total	$(1,195,428)	$1,740,340

The Company utilized a net operating loss ("NOL") carryforward of approximately $603,000 in 2006, which reduced current federal income taxes by approximately $205,000.

The following table presents the total income tax provision (benefit) for the years ended December 31 as indicated:

	2007	2006
Continuing operations	$(1,195,428)	$1,740,340
Discontinued operations	(11,172)	139,756
Total	$(1,206,600)	$1,880,096

The following table presents the temporary differences and carryforwards, which give rise to deferred tax assets and liabilities for the years ended December 31 as indicated:

	2007	2006
Deferred tax assets:		
Accrued vacations and bonuses	$ 108,000	$ 67,100
Contingent salary payments recordedas goodwill for tax purposes	10,000	13,300
Remediation provision	74,800	78,400
Net operating loss carryforward	85,800	—
Accrued warranty costs	42,100	4,200
Alternative minimum tax credit carryforward	512,200	502,500
Accrued workers' compensation	100	8,600
Capitalized bidding costs & inventory adjustments	297,900	68,000
Allowance for doubtful accounts	8,900	8,900
Accrued lease expense	10,100	7,800
Accrued percentage-of-completion loss	—	13,000
Other	7,600	—
Total deferred tax assets	1,157,500	771,800
Deferred tax liabilities:		
Remediation receivable	(300)	(74,600)
Deferred gain on installment notes	(53,600)	(58,600)
Deferred income recognition	—	(412,700)
Tax depreciation in excess of financial statement depreciation	(910,700)	(823,900)
Total deferred tax liabilities	(964,600)	(1,369,800)
Total net deferred tax (liabilities) assets	$ 192,900	$ (598,000)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2007 and 2006, the Company determined a valuation allowance was unnecessary.

At December 31, 2007, the Company had an alternative minimum tax credit carryforward of approximately $512,000, which is available to reduce future federal income taxes over an indefinite period and inventory adjustments of $298,000, which will be recognized mainly as condominium units are sold. At December 31, 2007, the Company had net operating loss carryforwards from Florida of $1.5 million available to offset future taxable income from Florida, which if unused will expire in 2027. The minimum amount of future taxable income required to be generated to fully realize deferred tax assets is approximately $3.3 million.

The following table presents the differences between the Company's effective income tax rate (benefit) and the federal statutory rate (benefit) on its income from continuing operations for the years ended December 31 as indicated:

	2007	2006
Federal statutory rate (benefit)	(34.0)%	34.0%
State tax rate, net of federal tax benefit	(3.1)	4.5
Non-deductible expenses	1.6	0.8
Other	1.3	(0.6)
Total	(34.2)%	38.7%

On January 1, 2007, the Company adopted FIN No. 48 "Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS No. 109," which clarifies the accounting and reporting for uncertainties in income tax law. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN No. 48 prescribes a more-likely-than-not threshold of a tax position taken or expected to be taken in a tax return being sustained on audit based on the technical merits for financial statement recognition and measurement.

On implementation of FIN No. 48, the Company reviewed prior year tax filings and other corporate records for any uncertain tax positions in accordance with recognition standards established, for which the statute of limitations remained open. The Company's federal statute of limitation has expired for years prior to 2004 and relevant state statutes vary. The Company believes that it is reasonably possible that a settlement to the liability for unrecognized tax benefits related to certain state income tax matters may occur within the next twelve months. The Company is currently not under any tax audits or examinations and does not expect the assessment of any significant additional tax in excess of amounts reserved.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance as of January 1, 2007	$ 31,856
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	6,271
Reductions for tax positions of prior years	—
Additions based on refunds received	1,441
Balance as of December 31, 2007	$ 39,568

The Company accrues interest and penalties related to unrecognized tax benefits as interest expense and other general and administrative expenses, respectively, and not as a component of income taxes. The Company had accrued $9,000 and $18,000 for the payment of interest and penalties as of December 31, 2007 and 2006, respectively.

Note 6—Discontinued Operations

On December 4, 2002, effective November 30, 2002, the Company completed the sale of the capital stock of its mining subsidiaries.

Commitments and Contingencies Related to Discontinued Operations

On September 8, 2003, the United States Environmental Protection Agency ("EPA") issued a special notice letter notifying the Company that it is a potentially responsible party ("PRP"), along with three other parties, with respect to investigation and removal activities at the Anderson Calhoun Mine/Mill Site (the "Site") in Stevens County, Washington.

The Company sold the Site property in 1964. The Company has investigated the historic operations that occurred at the Site as well as the nature and scope of environmental conditions at the Site that may present concerns to the EPA. Based upon its investigation to date, the Company has determined that its operations at the Site were primarily exploratory and that it never engaged in any milling or other processing activities at the Site. The Company's records reflect that between the years 1950 and 1952, it extracted a limited amount (111,670 tons) of surface ore from the Site for off-site processing. The Site has changed owners several times since the Company sold it, and the Company believes that a substantial majority of the mining activities and all of the milling and related processing and process waste disposal activities likely were conducted by subsequent owners.

On January 8, 2007, the Company, together with Combustion Engineering and Blue Tee Corp., submitted to EPA (and other federal and state regulatory agencies) a Draft Final Engineering Evaluation/Cost Analysis Report ("EE/CA Report"). In April 2007, the EPA approved as final the EE/CA Report for the Site. The EE/CA Report proposes to adopt as the preferred remedy a removal action primarily focused on addressing ore processing areas and wastes that were created after the Company sold the Site.

On or about October 11, 2007, EPA issued an Action Memorandum that specifies the nature and scope of the response action that the agency will require with respect to the Site. The Action Memorandum adopted the preferred removal action from the EE/CA Report. EPA has indicated its intention to issue formal notice letters to the Company and other PRPs regarding performance of the removal action set forth in the Action Memorandum or other form of settlement with the agency. However, no formal letter has been received to date. The EPA has indicated that it hopes that response actions at the Site will be completed during the 2008 construction season.

The EE/CA report, following cost estimation procedures applicable to EE/CA documents, estimates that the net present value of the proposed removal action is $1.5 million. This figure includes amounts for contingencies and is based on currently available information, certain assumptions and estimates. In light of the Company's limited role in the creation of the wastes that are the primary focus of the removal action, it believes that the other two PRPs, particularly Blue Tee Corporation (successor to American Zinc) should be liable for most of the cleanup costs, as they were directly responsible for all on-Site ore processing activities and wastes. However, there can be no assurance as to the scope of the Company's share of liability for cleanup costs.

Under the Comprehensive Environmental Response, Compensation and Liability Act, any of the PRPs may be jointly and severally liable to the EPA for the full amount of any response costs incurred by the EPA, including costs related to investigation and remediation, subject to a right of contribution from other PRPs. In practice, PRPs generally agree to perform such response activities, and negotiate among themselves to determine their respective contributions to any such multi-party activities based upon equitable allocation factors that focus primarily on their respective contributions to the contamination at issue.

It is impossible at this stage to estimate the total costs of the remediation at the Site or the Company's share of liability for those costs due to various factors, including incomplete information regarding the Site and the other PRPs, uncertainty regarding the extent of actual remediation costs and the Company's equitable share of liability for the contamination.

As of December 31, 2006, the Company recorded a receivable for estimated future insurance reimbursements in the amount of $330,000 and recorded this as a reduction to net expense within discontinued operations. One of the Company's former general liability insurance carriers ("Insurer No. 1") has accepted the defense of this matter and has agreed to pay an 80% share of costs of defense incurred to date, all subject to certain reservation of rights as to coverage. During the year ended December 31, 2007, the Company was reimbursed $121,000, which reduced the balance of the estimated receivable for future insurance reimbursements. In addition to the amount received in the current year, the Company received $238,000 during the year ended December 31, 2006, for a total reimbursement to date of $359,000 received from Insurer No. 1, which represents 80% of its insurable costs incurred from the inception of this matter through July 31, 2007. Another of the Company's former general liability insurance carriers ("Insurer No. 2") has also accepted the defense of this matter, subject to certain reservation of rights as to coverage, and has agreed to pay a 20% share of the costs of defense incurred to date. In the three months ended December 31, 2007, the Company received payments of $94,000 from Insurer No. 2, which represents 20% of its insurable costs incurred from the inception of this matter through December 31, 2007. As of December 31, 2007, the Company recorded an increase to the receivable for estimated future insurance reimbursements in the amount of $62,000 and has recorded this as a reduction to its net expense within discontinued operations. The Company will record any change to its estimated insurance reimbursements as a change to its net expense within discontinued operations. The Company cannot predict the extent to which costs will ultimately be covered by insurance.

Beginning in September 2003, in accordance with FASB Interpretation ("FIN") No. 14, "Reasonable Estimation of the Amount of a Loss—an Interpretation of Statement of Financial Accounting Standards No. 5 (Accounting for Contingencies)," and SOP No. 96-1, "Environmental Remediation Liabilities," the Company has recognized a net expense (within discontinued operations) for this matter. As of December 31, 2007, the cumulative net expense was $61,000. This represents the current estimate of the Company's share of the costs associated with both an emergency removal action previously undertaken by the EPA and actual remediation costs, the professional fees associated with the EE/CA study, the anticipated professional fees associated with the completed remediation, all reduced by both actual and estimated insurance recoveries. Total actual costs to be incurred at the Site in future periods may vary from this estimate, given inherent uncertainties in evaluating environmental costs. As of December 31, 2007, the Company has recorded a reserve balance for future professional fees, remediation procedures and other applicable costs of $199,000 (accrued as a current liability within discontinued operations). The accrual will be reviewed periodically based upon facts and circumstances available at the time, which could result in changes to its amount.

The following table sets forth certain operating results of the discontinued operations for the years ended December 31 as indicated:

	2007	2006
Gain (provision) for remediation	$(29,691)	$381,394
Gain (loss) from discontinued operations before income taxes	(29,691)	381,394
Income tax expense (benefit)	(11,172)	139,756
Gain (loss) from discontinued operations, net of tax	$(18,519)	$241,638

The following table presents our provision (benefit) for income taxes and effective income tax rate (benefit) from discontinued operations for the years ended December 31 as indicated:

	2007	2006
Income tax expense (benefit)	$(11,172)	$139,756
Effective income tax rate (benefit)	(37.6)%	36.6%

The Company's effective tax rate (benefit) related to discontinued operations for the years ended December 31, 2007 and 2006 was 37.6% and 36.6%, respectively. For the years ended December 31, 2007 and 2006, the Company's effective tax rate (benefit) differs from the federal statutory rate (benefit) primarily due to state income taxes.

The following table presents the assets and liabilities of discontinued operations for the years ended December 31 as indicated:

	2007	2006
Remediation insurance receivable	$176,827	$329,888
Reserve for remediation	$198,850	$208,221

Note 7—Property, Buildings and Equipment

The following table presents the balances of major classes of properties for the years ended December 31 as indicated:

	Estimated useful lives in years	2007	2006
Land	—	$ 196,802	$ 196,802
Buildings	30 - 40	1,572,055	1,563,012
Leasehold improvements	7	136,345	136,345
Machinery and equipment	3 - 10	23,496,295	21,284,532
Construction in progress		45,458	—
Total		25,446,955	23,180,691
Less accumulated depreciation and amortization		15,643,161	13,715,313
Net properties, buildings and equipment		$ 9,803,794	$ 9,465,378

Management reviews the net carrying value of all properties, buildings and equipment on a regular basis. As a result of such review, no impairment write-down was considered necessary during the years ended December 31, 2007 and 2006.

Note 8—401 (k) Employee Benefits Plan

Effective January 1, 1995, the Company adopted The Goldfield Corporation and Subsidiaries Employee Savings and Retirement Plan, a defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code. The plan provides retirement benefits to all employees who meet eligibility requirements and elect to participate. Under the plan, participating employees may defer up to 75% of their pre-tax compensation per calendar year subject to Internal Revenue Code limits. The Company's contributions to the plan are discretionary and amounted to approximately $123,000 and $120,000 for the years ended December 31, 2007 and 2006, respectively.

Note 9—Accounts Payable and Accrued Liabilities

The following table presents the accounts payable and accrued liabilities for the years ended December 31 as indicated:

	2007	2006
Accounts payable	$1,345,478	$3,104,156
Accrued bonus	114,797	1,037,160
Accrued payroll costs	261,827	242,403
Other accrued expenses	262,250	976,174
Total	$1,984,352	$5,359,893

Note 10—Notes Payable and Capital Leases

Notes Payable

As of December 31, 2007, the Company, the Company's wholly owned subsidiaries, Southeast Power Corporation ("Southeast Power"), Bayswater Development Corporation ("Bayswater"), Pineapple House of Brevard, Inc. ("Pineapple House") and Oak Park of Brevard, Inc. ("Oak Park") have three loan agreements and a series of related ancillary agreements with Branch Banking and Trust Company (the "Bank") providing for: (1) a revolving line of credit loan for a maximum principal amount of $3.0 million, to be used as a "Working Capital Loan," and (2) a revolving line of credit loan for a maximum principal amount of $2.0 million to be used as an "Equipment Loan." The Working Capital Loan was renewed on September 27, 2007, on the existing terms, which include interest payable monthly at an annual rate equal to Monthly LIBOR rate plus one and eight-tenths percent (7.04% as of December 31, 2007) and is now due and payable on November 26, 2008, unless extended by the Bank at its discretion. As of December 31, 2007 and December 31, 2006, there were no borrowings outstanding under the Working Capital Loan.

Borrowings outstanding under the Equipment Loan were $0 and $650,000 as of December 31, 2007 and December 31, 2006, respectively. Principal plus interest are payable monthly composed of $72,222 principal plus accrued interest. The interest is payable at an annual rate equal to monthly LIBOR rate plus one and eight-tenths percent (7.04% and 7.15% as of December 31, 2007 and December 31, 2006, respectively). The maturity date of the Equipment Loan was February 26, 2008 and has now terminated.

As of December 31, 2007, the Company, the Company's wholly owned subsidiaries, Southeast Power, Bayswater, Pineapple House and Oak Park, and the Bank are parties to a loan agreement for a revolving line of credit loan for a maximum principal amount of $14.0 million to be used by Pineapple House to fund the construction of residential condominium units (the "Pineapple House Mortgage"). Interest is payable monthly at an annual rate equal to the monthly LIBOR rate plus one and eighty-five one-hundredths percent (7.09% and 7.20% as of December 31, 2007 and December 31, 2006, respectively). The maturity date of the Pineapple House Mortgage is November 18, 2008, unless extended by the Bank at its discretion. At the Bank's option, the loan may be extended for two eighteen-month periods upon payment of a fee to the Bank in connection with each extension. These extensions do not necessarily provide for future advances, but solely for extension and preservation of the commitment related to the construction of a second and third building on the Pineapple House site. Borrowings outstanding under this agreement were $4.3 million and $7.8 million as of December 31, 2007 and December 31, 2006, respectively. The loan is secured by a Mortgage and Security Agreement.

As of December 31, 2007 and December 31, 2006, the Company, the Company's wholly owned subsidiary, Southeast Power, and the Bank, had a loan agreement for a revolving line of credit loan for a maximum principal amount of $3.5 million to be used by Southeast Power for durable equipment purchases. The Company agreed to guarantee Southeast Power's obligations under the loan agreement. Interest is payable monthly at an annual rate equal to the monthly LIBOR rate plus one and eight-tenths percent (7.04% and 7.15% as of December 31, 2007 and December 31, 2006, respectively). The maturity date of the loan is December 13, 2010. Southeast Power made monthly payments of interest to the Bank in arrears on the principal balance outstanding until July 2007, and thereafter, Southeast Power pays monthly installments of principal, in addition to interest on the principal balance outstanding, until maturity. Borrowings outstanding under this loan agreement were $3.1 million and $1.4 million as of December 31, 2007 and December 31, 2006, respectively. The loan is secured by the grant of a continuing security interest in all equipment purchased with the proceeds of the loan, and any replacements, accessions, or substitutions thereof and all cash and non-cash proceeds thereof.

The Company's debt arrangements contain various financial and other covenants including, but not limited to, minimum tangible net worth, outside debt limitation, and maximum debt to tangible net worth ratio. Other loan covenants prohibit, among other things, incurring additional indebtedness, issuing loans to other entities in excess of a certain amount, entering into a merger or consolidation, and any change in the Company's current Chief Executive Officer without prior written consent from the lender. The Company was in compliance with all such covenants as of December 31, 2007.

Interest costs related to the construction of condominiums are capitalized. During the years ended December 31, 2007 and 2006, the Company capitalized interest costs of $384,000 and $347,000, respectively.

Capital Leases

The Company enters into non-cancelable capital leases for the acquisition of certain machinery and equipment needs. Under the current capital leases, ownership transfers to the Company at the end of the lease term. No restrictions are imposed by the lease agreements regarding additional debt or further leasing. As of December 31, 2007, the cost and accumulated depreciation of equipment under capital leases amounted to $1.4 million and $421,000 respectively. As of December 31, 2006, the cost and accumulated depreciation of equipment under capital leases amounted to $1.4 million and $140,000 respectively. Remaining principal balance under these lease agreements was $1.0 million as of December 31, 2007. Depreciation for assets under capital leases is included in depreciation expense.

The schedule of payments of the notes payable and capital leases as of December 31, 2007 is as follows:

2008	$ 5,578,423
2009	1,367,303
2010	1,344,839
2011	97,255
Total payments of debt	8,387,820
Less: Amount representing interest on capital leases	(105,446)
Total net payments	$ 8,282,374

Note 11—Commitments and Contingencies

Operating Leases

The Company leases its principal office space under a seven-year non-cancelable operating lease. Within the provisions of the office lease, there are escalations in payments over the base lease term, as well as renewal periods. The effects of the escalations have been reflected in rent expense on a straight-line basis over the expected lease term. The Company also leases office equipment under operating leases that expire over the next five years. The Company's leases require payments of property taxes, insurance and maintenance costs in addition to the rent payments. Additionally, the Company leases several off-site storage facilities, used to store equipment and materials, under a month to month lease arrangement. The Company recognizes rent expense on a straight-line basis over the expected lease term.

Future minimum lease payments under operating leases having initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2007 are as follows:

2008	$ 145,767
2009	150,460
2010	155,318
2011	158,294
2012	41,265
Total minimum operating lease payments	$ 651,104

Total rent expense for the operating leases were $142,000 and $140,000 for the years ended December 31, 2007 and 2006, respectively.

Performance Bonds

In certain circumstances, the Company is required to provide performance bonds to secure its contractual commitments. Management is not aware of any performance bonds issued for the Company that have ever been called by a customer. As of December 31, 2007, outstanding performance bonds issued on behalf of the Company's electrical construction subsidiary amounted to approximately $18.7 million.

Note 12—Preferred Stock Purchase Rights

On September 17, 2002, the Company announced that its Board of Directors adopted and entered into a Shareholder Rights Agreement designed to protect and maximize shareholder value and to assist the Board of Directors in ensuring fair and equitable benefit to all shareholders in the event of a hostile bid to acquire the Company, (the "Rights Agreement").

The Company adopted this Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, the Rights Agreement imposes a significant penalty upon any person or group that acquires 20% or more of the Company's outstanding common stock without the approval of the Company's Board of Directors. The Rights Agreement was not adopted in response to any known attempt to acquire control of the Company.

Under the Rights Agreement, a dividend of one preferred Stock Purchase Right (the "Right") was declared for each common share held of record as of the close of business on September 18, 2002. No separate certificates evidencing the Rights will be issued unless and until they become exercisable.

The Rights generally will not become exercisable unless an acquiring entity accumulates or initiates a tender offer to purchase 20% or more of the Company's common stock. In that event, each Right will entitle the holder, other than the unapproved acquirer and its affiliates, to purchase either the Company's common stock or shares in an acquiring entity at one-half of market value.

The Rights' initial exercise price, which is subject to adjustment, is $2.20. The Company's Board of Directors generally will be entitled to redeem the Rights at a redemption price of $.001 per Right until an acquiring entity acquires a 20% position. The Rights expire on September 18, 2012.

The complete terms of the Rights are set forth in, and the foregoing description is qualified in its entirety by, the Rights Agreement between the Company and American Stock Transfer & Trust Company, as Rights Agent, a copy of which was filed with the Securities and Exchange Commission on September 18, 2002.

Note 13—The Goldfield Corporation 1998 Executive Long-term Incentive Plan

In 1998, the stockholders of the Company approved the 1998 Executive Long-term Incentive Plan (the "Plan"), which permits the granting of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares and other awards to all officers and key employees of the Company and its subsidiaries. Shares granted pursuant to the Plan may be authorized but unissued shares of Common Stock, Treasury shares or shares purchased on the open market. The exercise price under such grants will be based on the fair market value of the Common Stock at the date of grant. The maximum number of shares available for grant under the Plan is 1,300,000. The options must be exercised within 10 years of the date of grant. As of December 31, 2007, there were 315,000 shares available for grant under the Plan.

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of SFAS No. 123(R) and its related implementation guidance in accounting for stock-based employee compensation arrangements. SFAS No. 123(R) requires the recognition of the fair value of stock compensation in net income. SFAS No. 123(R) also requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). Stock-based compensation expense is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period), net of estimated forfeitures. However, the Company has not issued any stock options during the years ended December 31, 2007 or 2006 and all previously awarded stock options were exercised prior to December 31, 2005.

Note 14—Earnings (loss) Per Share of Common Stock

Basic earnings (loss) per common share is computed by dividing net income (loss) by the weighted average number of common stock shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if common stock equivalents, such as stock options outstanding, were exercised into common stock that subsequently shared in the earnings of the Company.

As of December 31, 2007 and 2006, the Company had no common stock equivalents. The computation of the weighted average number of common stock shares outstanding excludes 2,362,418 shares of Treasury Stock for each of the years ended December 31, 2007 and 2006, respectively.

Note 15—Common Stock Repurchase Plan

Since September 17, 2002, the Company has had a stock repurchase plan which, as last amended by the Board of Directors on May 25, 2007, permits the purchase of up to 3,500,000 shares until September 30, 2008. The Company may repurchase its shares either in the open market or through private transactions. The volume of the shares to be repurchased is contingent upon market conditions and other factors. During the year ended December 31, 2006, pursuant to the Repurchase Plan, the Company repurchased 120,838 shares of its Common Stock, at a cost of $132,953 (average cost of $1.10 per share). No shares were repurchased during the year ended December 31, 2007. As of December 31, 2007, the total number of shares repurchased under the Repurchase Plan was 2,345,060 at a cost of $1,289,467 (average cost of $0.55 per share) and the remaining number of shares available to be repurchased under the Repurchase Plan is 1,154,940. The Company currently holds the repurchased stock as Treasury Stock, reported at cost. Prior to September 17, 2002, the Company had 17,358 shares of Treasury Stock which it had purchased at a cost of $18,720.

Note 16—Related Party Transaction

On November 30, 2007, the Company sold a condominium to the Chief Executive Officer of the Company at the current offering price of $474,900 for cash. This transaction was approved by the Audit Committee of the Company's Board of Directors and was made under the same terms and conditions as would have been offered to an unrelated party.

Note 17—Business Segment Information

The Company is currently involved in two segments, electrical construction and real estate development. There were no material amounts of sales or transfers between segments and no material amounts of foreign sales. Any intersegment sales have been eliminated.

The following table sets forth certain segment information as of December 31 for the years indicated:

	2007	2006
Continuing operations:		
Revenues		
Electrical construction	$26,761,440	$36,409,551
Real estate development	537,135	11,086,306
	27,298,575	47,495,857
Operating expenses		
Electrical construction	26,073,367	31,686,117
Real estate development	1,731,964	8,458,721
Corporate	2,713,375	3,007,742
	30,518,706	43,152,580
Operating income (loss)		
Electrical construction	688,073	4,723,434
Real estate development	(1,194,829)	2,627,585
Corporate	(2,713,375)	(3,007,742)
	(3,220,131)	4,343,277
Other income (expenses), net		
Electrical construction	(231,826)	(48,449)
Real estate development	(157,490)	124,051
Corporate	111,765	75,889
	(277,551)	151,491
Net income (loss) before taxes		
Electrical construction	456,247	4,674,985
Real estate development	(1,352,319)	2,751,636
Corporate	(2,601,610)	(2,931,853)
	$ (3,497,682)	$ 4,494,768
Identifiable assets:		
Electrical construction	$19,844,016	$21,317,634
Real estate development	9,356,294	16,225,823
Corporate	3,489,869	4,030,831
Discontinued operations	176,827	329,888
Total	$32,867,006	$41,904,176
Capital expenditures:		
Electrical construction	$ 3,359,896	$ 2,609,434
Real estate development	638	6,125
Corporate	127,255	181,249
Total	$ 3,487,789	$ 2,796,808
Depreciation:		
Electrical construction	$ 2,905,062	$ 2,378,564
Real estate development	24,842	25,620
Corporate	146,601	131,163
Total	$ 3,076,505	$ 2,535,347

Operating income (loss) is total operating revenue less operating expenses inclusive of depreciation and SG&A expenses for each segment. Operating income (loss) excludes interest expense, interest and other income, and income taxes. General corporate expenses are comprised of general and administrative expenses and corporate depreciation expense. Identifiable assets by segment are used in the operations of each segment.

Sales (in thousands of dollars) to major customers exceeding 10% of total sales follows for the years ended December 31 as indicated:

	2007		2006	
	Amount	% of Total Sales	Amount	% of Total Sales
Electrical construction:				
Customer A	$4,552	17	$26,720	56
Customer B	4,925	19	—	—
Customer C	3,464	13	—	—
Customer D	3,555	13	—	—
Customer E	2,984	11	—	—

The real estate development operations did not have sales, from any one customer, which exceeded 10% of total sales for each of the years ended December 31, 2007 and 2006.

Sales by service/product (in thousands of dollars) for the years ended December 31 as indicated are as follows:

	2007		2006	
	Amount	% of Total Sales	Amount	% of Total Sales
Electrical construction:				
Transmission	$24,500	92	$34,778	73
Fiber Optics	2,116	8	1,530	3
Miscellaneous	146	1	102	1
Total	26,761	101	36,410	73
Real estate development:				
Condominium sales	(200)	(1)	11,086	23
Total	(200)	(1)	11,086	27
Total Sales	$26,561	100	$47,496	100

Corporate Information

Board of Directors

Thomas E. Dewey, Jr. [2]
Member of Dewey Devlin & King, LLC, Investment Bankers

Harvey C. Eads, Jr. [1,2,3,4]
Commercial Real Estate Investor

John P. Fazzini [3,4]
President of Bountiful Lands, Inc.; Real Estate Developer

Danforth E. Leitner [1,2,3,4]
Retired Real Estate Broker and Appraiser

Al Marino [2]
Professional Investor

Dwight W. Severs
City Attorney for the city of Titusville, Florida

John H. Sottile [1]
Chairman of the Board of Directors, President and Chief Executive Officer

---

1 Member of Executive Committee
2 Member of Audit Committee
3 Member of Nominating Committee
4 Member of Benefits and Compensation Committee

Executive Offices

1684 W. Hibiscus Blvd.
Melbourne, FL 32901
(321) 724-1700

Officers

John H. Sottile
Chairman of the Board of Directors, President and Chief Executive Officer

Stephen R. Wherry
Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

Mary L. Manger
Secretary

Independent Certified Public Accountants

KPMG LLP
111 North Orange Avenue, Suite 1600
Orlando, FL 32801
(407) 423-3426

Corporate Counsel

Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019
(212) 259-8000

Registrar and Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449

Stock Exchange Listing

The American Stock Exchange, Symbol: GV

Corporate Governance

The Company has adopted a Code of Ethics for its executive officers and Business Conduct policies for all of its officers, directors and employees, which are available through the Company's website at *www.goldfieldcorp.com.*

Form 10-K

Copies of the Goldfield Corporation's 2007 Annual Report on Form 10-K filed with the Securities and Exchange Commission are available to stockholders without charge upon written request to: The Goldfield Corporation, 1684 W. Hibiscus Blvd., Melbourne, FL 32901.

In addition, financial reports and recent filings with the Securities and Exchange Commission, including Form 10-K, are available on the internet at *www.sec.gov*. Company information is also available on the Internet at www.goldfieldcorp.com.

THE GOLDFIELD CORPORATION

1684 W. Hibiscus Blvd. • Melbourne, FL 32901

END